Exhibit 99.1

Not for distribution or dissemination in the United States

Scotiabank Announces Completion of NVCC Preferred Shares Offering

TORONTO, ON – (Marketwired – September 16, 2016) – The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced that it has completed the domestic public offering of Non-cumulative 5-Year Rate Reset Preferred Shares Series 38 (Non-Viability Contingent Capital (NVCC)) (the "Preferred Shares Series 38").

Scotiabank sold 20 million Preferred Shares Series 38 at a price of $25.00 per share and holders will be entitled to receive a non-cumulative quarterly fixed dividend for the initial period ending January 26, 2022, yielding 4.85% per annum, as and when declared by the Board of Directors of Scotiabank. The gross proceeds of the offering were $500 million.

The offering was made through a syndicate of underwriters led by Scotia Capital Inc. The Preferred Shares Series 38 commenced trading on the Toronto Stock Exchange today under the symbol BNS.PR.H.

On January 27, 2022 and on January 27 every five years thereafter, Scotiabank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem all or any number of the then outstanding Preferred Shares Series 38 at a redemption price which is equal to par. Thereafter, the dividend rate will reset every five years at a rate equal to 4.19% over the 5-year Government of Canada bond yield. Holders of Preferred Shares Series 38 will, subject to certain conditions, have the right to convert all or any part of their shares to Non-cumulative Floating Rate Preferred Shares Series 39 (Non-Viability Contingent Capital (NVCC)) (the "Preferred Shares Series 39") of Scotiabank on January 27, 2022 and on January 27 every five years thereafter.

Holders of the Preferred Shares Series 39 will be entitled to receive a non-cumulative quarterly floating dividend at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.19%, as and when declared by the Board of Directors of Scotiabank. Holders of Preferred Shares Series 39 will, subject to certain conditions, have the right to convert all or any part of their shares to Preferred Shares Series 38 on January 27, 2027 and on January 27 every five years thereafter.

The Preferred Shares Series 38 have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and, subject to certain exceptions, may not be offered, sold, or delivered directly or indirectly, within the United States of America, its territories and possessions or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer to sell or a solicitation to buy the Preferred Shares Series 38 in the United States.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of $907 billion (as at July 31, 2016), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

For Investor Relations enquiries only:
Jake Lawrence
Investor Relations
Scotiabank
(416) 866-5712
 jake.lawrence@scotiabank.com

For further information:
Christy Bunker
Group Treasury
Scotiabank
(416) 933-7974
christy.bunker@scotiabank.com